January 10, 2007

Mr. H. Christopher Owens

Assistant Director

Securities and Exchange Commission

100 F Street NE, Mail Stop 3561

Washington, D.C. 20549-7010

Re:	Sabine Pass LNG, L.P.

Registration Statement on Form S-4

Filed November 22, 2006

File No. 333-138916

Dear Mr. Owens:

On behalf of Sabine Pass LNG, L.P., a Delaware limited partnership (the “Registrant), we enclose the responses of the Registrant to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated December 21, 2006, with respect to the Registrant’s Form S-4 (File No. 333-138916). For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment.

In connection with the Staff’s comment 37, we hereby confirm that the reference in our legal opinion to the Delaware General Corporation Law includes the statutory provisions, all applicable provisions of the Delaware constitution and the reported judicial decisions interpreting the foregoing.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

/s/ Geoffrey K. Walker

Geoffrey K. Walker

cc: Don A. Turkleson (Sabine Pass LNG, L.P.)

Sabine Pass LNG, L.P.

Form S-4 (File No. 333-138916)

Registrant’s Responses to

SEC Comment Letter dated December 21, 2006

Form S-4

General

1.	Please provide a letter from the registrant stating that it is registering the exchange offer in reliance on the staff’s position in Exxon Capital Holdings Corporation (avail. April 13, 1989), Morgan Stanley & Co. (avail. June 5, 1991), and Shearman & Sterling (avail. July 2, 1993). Also, please include the representations outlined in those letters. We may have further comment upon review of that letter.

Response:

We have provided a letter, which is attached hereto, stating that we are registering the exchange offer in reliance on the Staff’s position in Exxon Capital Holdings Corporation (avail. May 13, 1988), Morgan Stanley & Co. (avail. June 5, 1991), and Shearman & Sterling (avail. July 2, 1993) and providing the representations outlined in those letters.

2.	Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Response:

We supplementally advise the Staff that there will not be any gatefold information used in the prospectus.

Outside Front Cover page of Prospectus

3.	We note your disclosure that the offer will close at 5:00 p.m. As currently disclosed the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm for us that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-l(g)(3). Further, please confirm for us that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response:

We confirm that the offer will be open at least through midnight on the twentieth business day. We also confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Sabine Pass LNG, L.P.

Form S-4 (File No. 333-138916)

Registrant’s Responses to

SEC Comment Letter dated December 21, 2006

Forward-Looking Statements, page i

4.	Delete the references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act because, those sections do not apply to forward-looking statements made in connection with an initial public offering or tender offer. This comment also applies to your Risk Factor, The forward-looking statements contained in this prospectus..., on page 32.

Response:

We have revised the document on pages i and 32 in response to this comment to remove the references to Section 27A and Section 21E.

5.	Please move this section to another part of the prospectus. The forepart of the prospectus should be limited to the cover page, summary, and the risk factor section. This comment also applies to your Presentation of Information on page ii and Market and Industry Data section on page iii.

Response:

We have revised the document in response to this comment to move the sections titled “Forward-Looking Statements” and “Presentation of Information” to pages 154 and 155. We have deleted the section titled “Market and Industry Data.”

Presentation of Information, page ii

6.	We note your statement that you “have not independently verified and do not guarantee the accuracy or completeness of this information.” Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Please delete this statement.

Response:

We have revised the document on page 155 in response to this comment to delete the sentence regarding the accuracy of statements based on industry information.

7.	Please limit your use of defined terms in the prospectus. Please revise to briefly define the term the first time it is used, or revise so that the meaning of the term is clear from its context.

Response:

We have revised the document in response to this comment to define terms the first time that they are used. We have limited our use of defined terms to those

Sabine Pass LNG, L.P.

Form S-4 (File No. 333-138916)

Registrant’s Responses to

SEC Comment Letter dated December 21, 2006

that we believe are generally known in the industry or otherwise make the disclosure easier to understand for the reader.

Market and Industry Data, page iii

8.	Please revise to omit the disclaimer language in the last two sentences since you are responsible for the entire content of the prospectus.

Response:

We have deleted from the document the section titled “Market and Industry Data.”

Summary, page 1

9.	Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. A portion of your summary appears to repeat information fully discussed later in your document. For example, the discussion of your business strategy on page 2 is identical to your disclosure on page 44 and your discussion of your strengths is identical to your disclosure on page 44. Please revise to eliminate the “Business Strategy” and “Strengths” sections. See Instruction to Item 503(a) of Regulation S-K.

Response:

We have revised the disclosure on page 2 of the document in response to this comment to summarize our Business Strategy and our Strengths. We believe that this abbreviated summary of these two subsections assists a reader in more easily understanding our business strategy and strengths.

Illustrative Cash Flow Summary, page 4

10.	Please revise your disclosures to highlight the following:

•	Operating expenses expected in the first year of operations may be significantly different from later years due to facility aging and other factors. As such, EBITDA in 2010 may not be indicative of periods beyond 2010;

•	EBITDA does not include capital expenditures as well as other non-operating items that require cash expenditures. Over time, these expenditures may be material to your business and have a significant impact on cash available for payment of interest and repayment of debt;

Sabine Pass LNG, L.P.

Form S-4 (File No. 333-138916)

Registrant’s Responses to

SEC Comment Letter dated December 21, 2006

•	Half of the projected revenues are attributable to a company with a limited operating history, minimal revenues and significant losses. Please cross reference to more detailed disclosures on pages 22 and 23 of the document; and

•	If true, that you do not expect there will be sufficient cash flow to repay the notes upon maturity without additional refinancing. There is a risk that such refinancing will not be available.

Response:

We have revised the document on page 4 in response to this comment to provide the applicable requested disclosures.

Description of Notes, page 13

11.	Please disclose the amount of existing senior debt that ranks equally with the senior secured notes here and in your disclosure Description of Notes on page 88.

Response:

We have revised the document on pages 12 and 90 in response to this comment to disclose that we have no other indebtedness outstanding.

Risk Factors, page 18

12.	In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

•	Decreases in the price of natural gas..., page 25

•	Terrorist attacks or sustained military campaigns..., page 27

•	Existing and future U.S. Government..., page 27

Please note these are examples only. Review your entire risk factor section and revise as necessary.

Response:

We have revised the document in the “Risk Factors” section in response to this comment by either removing those risk factors that we believe could apply

Sabine Pass LNG, L.P.

Form S-4 (File No. 333-138916)

Registrant’s Responses to

SEC Comment Letter dated December 21, 2006

equally to other businesses that are similarly situated to us or revising them to state more specifically the risks to our business.

After our LNG receiving terminal is placed in service…, page 26

13.	Currently, it appears that you are including more than one risk factor under this subheading. Avoid bundling risks and if a risk is material, provide it with its own descriptive subheading. In this regard, we note some of these descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated and as such are generic. Please revise accordingly.

Response:

We have revised the document in response to this comment by deleting this risk factor.

Risks Factors Relating, to the Exchange Offering, page 27

To service our indebtedness, we will require significant amount of cash. Our ability…, page 29

14.	Please quantify the total amount of indebtedness outstanding and the amount of cash required to service your outstanding indebtedness.

Response:

We have revised the document on page 28 in response to this comment to state that we had no other indebtedness outstanding and to state the amount of cash required to service our outstanding indebtedness (i.e., the notes).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Contractual Obligations, page 38

15.	Please advise or revise your table of contractual obligations to include all known legal and/or contractual payments and information necessary to understand any related amounts to the extent they are not reasonably calculable. See Item 303(a)(5) of Regulation S-K.

Please include disclosures for the following:

•	The Sabine Pass Credit Facility and the amended and restated credit facility;

Sabine Pass LNG, L.P.

Form S-4 (File No. 333-138916)

Registrant’s Responses to

SEC Comment Letter dated December 21, 2006

•	Contract prices for existing engineering, construction and procurement agreements (e.g. Phase 1 and Phase 2 construction contracts);

•	The related party long-term debt;

•	Management service agreements binding you to purchase goods or services;

•	Tax sharing arrangements; and

•	Disclosures of material changes, specifically as it relates to the approximately $2 billion in senior secured notes issued in November 2006.

Response:

We have revised the document on page 40 in response to this comment to add line items regarding the related party long-term debt and the management services agreements. We have also revised the contractual obligations table to include footnotes regarding the indebtedness outstanding under the Sabine Pass LNG amended credit facility and the issuance of the notes, neither of which had amounts outstanding as of December 31, 2005. We have not included the EPC agreements and the tax sharing arrangements in the table because amounts payable under these agreements are contingent on the occurrence of future events in determining the amounts that may be due.

Business, page 43

16.	Please provide support for your statement that natural gas presently satisfies more than 23% of worldwide, and 24% of North American, primary energy consumption.

Response:

We have supplementally provided in an accompanying Appendix the BP Statistical Report on which we base the natural gas consumption statement on page 45 of the document.

17.	We note your references to studies published by Groupe International des Importateurs de Gaz Naturel Liquifie, IHS Energy, and the BP Statistic Review. Please provide copies of these studies to us, appropriately marked and dated. Also, if you commissioned any of the studies, please identify in your disclosure that you commissioned the study. You must also file as an exhibit, the author’s consent to be named in the registration statement.

Response:

Sabine Pass LNG, L.P.

Form S-4 (File No. 333-138916)

Registrant’s Responses to

SEC Comment Letter dated December 21, 2006

We have supplementally provided in an accompanying Appendix copies of studies published by Groupe International des Importateurs de Gaz Naturel Liquifie and the BP Statistical Report. We have deleted industry information based on information provided by IHS Energy. We supplementally advise the Staff that none of the studies was commissioned by us or prepared specifically for our use.

Chevron TUA, page 49

18.	Please confirm that Chevron’s opportunity to negotiate an equity participation as set forth in the omnibus agreement expired without Chevron acquiring an equity interest in you.

Response:

We hereby confirm that Chevron’s opportunity to negotiate an equity participation as set forth in the Omnibus Agreement expired without Chevron acquiring an equity interest in us.

Management, page 71

19.	For Mr. Souki and Ms. Vaughan, please revise to describe the business experience for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Response:

We have revised the document on pages 73 and 74 in response to this comment to further describe the business experience of Mr. Souki and Ms. Vaughan for the past five years.

20.	Describe briefly any arrangement pursuant to which the directors have been named as directors. See Item 401(a) of Regulation S-K.

Response:

We supplementally advise the Staff that there are no arrangements pursuant to which the directors have been named as directors.

Governance and Management, page 72

21.	Please disclose the amount of time each of your general partner’s officers and directors devote to your business.

Response:

Sabine Pass LNG, L.P.

Form S-4 (File No. 333-138916)

Registrant’s Responses to

SEC Comment Letter dated December 21, 2006

We have revised the document on page 74 in response to this comment to specify that each of our general partner’s officers and directors spent less than a majority of his or her time to our business in 2006.

Compensation, page 73

22.	We note that your general partner has not compensated its officers and directors since inception. Given that almost of all of the officers and directors of your general partner are also officers and directors of Cheniere, it appears that you should include Item 402 compensation information paid by Cheniere.

Response:

As set forth on page 74 in response to comment 21, none of our officers or directors spend, or are expected to spend 100%, or near 100%, of his or her time on our business. Accordingly, pursuant to topic I.49 of the Commission’s Manual of Publicly Available Telephone Interpretations, we do not believe that disclosure is required under Item 402 of Regulation S-K.

Certain Relationships and Related Transactions, page 74

23.	Disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Also, if written, please file all related party contracts as exhibits or confirm to us that they all have been filed.

Response:

We have revised the document on pages 76 and 77 in response to this comment to disclose whether the agreements with related parties were comparable to terms that we could have obtained from unaffiliated third parties. We have not made such statements on pages 76 and 77 of the document with respect to the Cheniere Marketing TUA, the Assumption Agreement or the State Tax Sharing Agreement because those are intercompany agreements which we would not have entered into with third parties.

We hereby confirm that all of the related party contracts set forth under the caption “Certain Relationships and Related Transactions” have either previously been filed or are filed with the registration statement.

Security Ownership of Certain Beneficial Owners and Management, page 76

24.	Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the units held by Sabine Pass LNG-LP, LLC.

Sabine Pass LNG, L.P.

Form S-4 (File No. 333-138916)

Registrant’s Responses to

SEC Comment Letter dated December 21, 2006

Response:

We have revised the document on page 78 in response to this comment to disclose the entity that has ultimate voting and investment control over the units held by Sabine Pass LNG-LP, LLC.

The Exchange Offer, page 78

25.	You state that you will give notice of your offering’s extension by press release or other public announcement no later than 9:00 a.m., on the next business day after the scheduled expiration date. According to Rule 14e-1(d), you must disclose the number of securities tendered as of the date of the notice. Please confirm for us that you will disclose the number of securities tendered as of that date if you extend your offering.

Response:

We hereby confirm that we will disclose the number of securities tendered as of the date that we issue any notice extending our offering.

Available Information, page 152

26.	Please revise this section to clarify that initially you will be subject to the reporting requirements of the Exchange Act.

Response:

We have revised the document on page 154 to clarify that we will initially be subject to the reporting requirements of the Exchange Act.

Index to Financial Statements, page F-1

Balance Sheets, page F-3

27.	Please add a line item referencing the commitments and contingencies disclosed in Note L. See Rule 5-02.25 of Regulation S-X.

Response:

We have revised the document on page F-3 in response to this comment to add a line item referencing the commitments and contingencies disclosed in Note L.

Sabine Pass LNG, L.P.

Form S-4 (File No. 333-138916)

Registrant’s Responses to

SEC Comment Letter dated December 21, 2006

Statement of Operations, page F-4

28.	Please specifically identify the overhead charge as a related party item. See Rule 4-08(k) of Regulation S-X.

Response:

We have revised the document on page F-4 in response to this comment to specifically identify the overhead charge as a related party item.

Note A—Summary of Significant Accounting Policies, page F-7

29.	To the extent material, please disclose how much in site related costs are capitalized at each balance sheet date and your basis for capitalization.

Response:

We do not believe that the site-related capitalized costs are material and thus, have not disclosed them in Note A. As of December 31, 2005 and 2004, we recorded $204,537 and $211,590, respectively, related to such costs. These amounts are disclosed in “Note E – Property, Plant and Equipment” on page F-9 of the document.

Note E—Property, Plant and Equipment, page F-9

30.	Please disclose the estimated life of the project or state why you cannot make a reasonable estimate. Please also disclose the amount of interest cost incurred and capitalized on the project during each period presented. See paragraph 21.b of SFAS No. 34.

Response:

We have revised the document on page F-9 in response to this comment to disclose how construction-in-progress costs will be depreciated, and we have described why we cannot currently make a specific estimate of the useful lives. We have also revised the document on page F-10 in response to this comment to disclose the capitalized interest cost for the years ended December 31, 2004 and 2005.

Note G—Derivative Instruments, page F-10

31.	We note that you have swaps that qualify as cash flow hedges and these swaps were considered to be highly effective. Please explain to us your accounting for these swaps that has resulted in recording a gain in 2005. We note that there were no amounts outstanding under the related credit facilities.

Sabine Pass LNG, L.P.

Form S-4 (File No. 333-138916)

Registrant’s Responses to

SEC Comment Letter dated December 21, 2006

Response:

In February 2005, we entered into the Sabine Pass Credit Facility ($822 million) to finance a substantial majority of the construction of Phase 1 of our LNG receiving terminal. Prior to making monthly draws under the credit facility, we were required to fund $234 million of construction costs from equity capital. In connection with the closing of the credit facility, we entered into swap agreements in order to hedge against rising interest rates related to draws up to a maximum of $700 million. The notional swap amounts were based on a borrowing forecast that was determined utilizing the estimated construction spending forecast at that time. Construction of our LNG receiving terminal began in March 2005. At the end of each quarter, we updated both the borrowing and spending forecasts.

The initial borrowing forecast pursuant to which the swap notional amounts were based assumed that draws would begin as early as July 2005. However, primarily related to delays in construction spending, including delays resulting from the effects of the 2005 hurricanes, no draws were made under the credit facility until January 2006. Construction spending was funded from equity capital and related party subordinated debt for all of 2005.

Throughout 2005, our effectiveness testing using the cumulative dollar offset method indicated that the interest rate swaps continued to be highly effective, and based on our assessment of probability, the forecasted transaction (i.e., the interest expense pertaining to the LIBOR component of the initial forecasted draw downs (notional amounts) under the credit facility) was probable to occur.

Hedge Designation and Hedge Effectiveness

When we entered into the interest rate swap hedge transaction in February 2005, we formally documented the hedging relationship and the risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged item/transaction, the nature of the risk being hedged, the method used to retrospectively and prospectively assess the hedging instrument’s effectiveness and the method used to assess the hedge’s ineffectiveness.

At inception of the hedge and at the end of each fiscal quarter of 2005, we reviewed our hedge effectiveness as follows:

At Inception (February 2005): As documented in our internal hedge documentation, because the interest rate swap hedge transaction was designed with the same terms as the forecasted debt draw downs under the credit facility (i.e., interest rate swaps based on 30-day LIBOR rates and monthly notional amounts equal to our forecasted borrowings),

Sabine Pass LNG, L.P.

Form S-4 (File No. 333-138916)

Registrant’s Responses to

SEC Comment Letter dated December 21, 2006

no ineffectiveness was anticipated as long as the draw downs occurred when forecasted and there was no counterparty credit risk. Our hedge effectiveness retrospectively and prospectively was assessed at 100% at inception.

1st Quarter 2005: LIBOR rates had decreased and based on our revised forecast of borrowings, we recorded an approximate $25,000 loss due to ineffectiveness of the hedge. Testing hedge effectiveness on a prospective basis showed effectiveness of 99.3% based on the revised borrowing forecast.

2nd Quarter 2005: LIBOR rates had further decreased and based on our revised borrowing forecast, we recorded an approximate $642,000 loss due to ineffectiveness of the hedge. Testing hedge effectiveness on a prospective basis showed effectiveness of 99.9% based on the revised borrowing forecast.

3rd Quarter 2005: LIBOR rates had further decreased and based on our revised borrowing forecast, we recorded an approximate $21,400 loss due to ineffectiveness of the hedge. Testing hedge effectiveness on a prospective basis showed effectiveness of 100.0% based on the revised borrowing forecast.

4th Quarter 2005: LIBOR rates increased and based on our revised borrowing forecast, we recorded an approximate $1,000,000 gain due to ineffectiveness of the hedge. Testing hedge effectiveness on a prospective basis showed effectiveness of 91.0% based on the revised borrowing forecast.

Recap of 2005 Year-to-Date Derivative Gain (amounts in thousands):

1st Quarter	$(25)
2nd Quarter	(642)
3rd Quarter	(21)
4th Quarter	1,031

$343

Probability of a Forecasted Transaction

As noted in paragraph 29(b) of SFAS 133, once designated as a hedged transaction, the forecasted transaction must be probable to occur. We reviewed paragraphs 463 through 465 at inception as well as monitored guidance found in

Sabine Pass LNG, L.P.

Form S-4 (File No. 333-138916)

Registrant’s Responses to

SEC Comment Letter dated December 21, 2006

these paragraphs throughout the time of the hedge to ensure that the forecasted transaction was deemed probable. The following is our analysis used to arrive at the conclusion that the forecasted transaction was probable:

1. The frequency of similar past transactions: Prior to entering into the credit facility and related interest rate swaps, we had not entered into similar transactions. However, credit facilities and interest rate derivatives are commonly used by companies as vehicles to finance construction projects. We concluded at inception and throughout the use of the credit facility that there were abundant examples of similar transactions used to meet this criterion.

2. The financial and operational ability of the entity to carry out the transaction: We concluded and continued to maintain that the financial and operational ability to ensure that the forecasted transaction was probable to occur, as we had received regulatory and board of directors approvals to construct our LNG receiving terminal. We had sufficient equity capital and project debt financing (i.e., the credit facility) in place to finance construction of our LNG receiving terminal along with an executed turnkey EPC contract with a well known, experienced EPC contractor to construct our LNG receiving terminal. In addition, we had sufficient employees to maintain oversight of the project.

3. A substantial commitment of resources to a particular activity: We were fully committed to the construction of our LNG receiving terminal.

4. The extent of loss or disruption of operations that could result if the transaction does not occur: Under the terms of the credit facility, we were required to finance the first $234 million of construction costs from equity before draws could be made under the credit facility. Construction costs were funded with equity capital and related party subordinated debt throughout 2005. As a result, we have substantial equity at risk of loss should our LNG receiving terminal not be completed as a result of not utilizing borrowed funds under the credit facility.

5. The likelihood that transactions with substantially different characteristics might be used to achieve the same business purpose: At inception and through the third quarter of 2006, it was not likely that we would use a substantially different method of financing our LNG receiving terminal.

Sabine Pass LNG, L.P.

Form S-4 (File No. 333-138916)

Registrant’s Responses to

SEC Comment Letter dated December 21, 2006

Note L—Commitments and Contingencies, page F-14

32.	Please revise your note to include the disclosures required by SFAS 47 for the O&M and MSA agreements. If you do not believe additional disclosure is required please tell us. See SFAS 47 paragraphs 6 and 7. We note your disclosure in the related party transaction note but these disclosures do not address all of the requirements of SFAS 47.

Response:

We have revised the document on pages F-14 and F-15 in response to this comment to disclose the O&M Agreement and the Sabine Pass LNG Management Services Agreement and to provide the additional disclosures required by SFAS 47.

33.	Please include the applicable capital or operating lease disclosures for LNG site leases. See SFAS No. 13. Please consider and include the following:

•	The existence and terms of renewal or purchase options and escalation clauses;

•	Future minimum rental payments required as of the date of the latest balance sheet presented, each of the five succeeding fiscal years and in the aggregate;

•	Rental expense for each period an income statement is presented; and

•	The gross amount of capital lease assets and lease obligations for each balance sheet date, as applicable.

Response:

We have revised the document on page F-14 in response to this comment by providing operating lease disclosures, including the renewal option, the future minimum rental payments required as of the date of the latest balance sheet and the amount capitalized.

Note K—Subsequent Events, page F-25

34.	Please advise or revise your disclosure to include the private placement of approximately $2 billion in senior secured notes.

Response:

We have revised the document on page F-25 in response to this comment by disclosing the private placement of senior secured notes.

Sabine Pass LNG, L.P.

Form S-4 (File No. 333-138916)

Registrant’s Responses to

SEC Comment Letter dated December 21, 2006

Exhibit 5.1

35.	We note that counsel has included an assumption that the Exchange Notes will be issued in compliance with applicable federal and state securities law. This assumption is overly broad. Please revise accordingly. Similarly, please remove the limitations set forth in the second sentence of the third full paragraph on page 3 and the assumptions set forth in the final paragraph on page 3.

Response:

The opinion has been revised in response to this comment to address each of the Staff’s points.

36.	We note your disclosure, “As to any facts material to the opinion expressed herein which we have not independently established or verified, we have relied upon statements and representatives of officers and other representatives of the Issuer and others.” Please note that solely relying upon representations by the officer’s as to facts that are readily ascertainable is not appropriate. Please revise accordingly or explain.

Response:

The opinion has been revised in response to this comment to clarify that the reliance upon the officer’s representation is only to those facts not readily ascertainable.

37.	The legal opinion refers to the “General Corporation Law of the State of Delaware.” Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.

Response:

Andrews Kurth LLP has confirmed in a letter provided to the Staff that the reference in its legal opinion to the General Corporation Law of the State of Delaware includes the statutory provisions, all applicable provisions of the Delaware constitution and the reported judicial cases interpreting the foregoing.

38.

Counsel states that it the opinion is of the date hereof and that it disclaims any undertaking to advise of any subsequent changes in facts stated or assumed or any change in applicable law. Please be aware that the opinion must speak as of the date

Sabine Pass LNG, L.P.

Form S-4 (File No. 333-138916)

Registrant’s Responses to

SEC Comment Letter dated December 21, 2006

of effectiveness of the registration statement. Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, revise the opinion to eliminate this limitation.

Response:

The opinion has been revised in response to delete the referenced limitation.

Exhibit 25.1

39.	Please provide the Exhibit 7 information as of the most recent practicable date.

Response:

We have re-filed Exhibit 25.1 with the registration statement and included the Exhibit 7 information as of the most recent practicable date.

Undertakings, II-4

40.	Please revise to include the undertakings required by Item 512(a)(5) and (6) of Regulation S-K.

Response:

We are neither relying on Rule 430B nor making a primary offering of securities. Accordingly, we do not believe that the undertakings set forth in Item 512(a)(5) and (6) of Regulation S-K are required, and we have not included them in the registration statement.

41.	Please revise to include the undertakings required by Item 22(b) and (c) of Form S-4.

Response:

We have revised the document on page II-5 in response to this comment to include these undertakings.

SABINE PASS LNG, L.P.

717 Texas Avenue, Suite 3100

Houston, TX 77002

January 10, 2007

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Sabine Pass LNG, L.P. Exchange Offer

Ladies and Gentlemen:

In connection with the exchange offer (the “Exchange Offer”) being made by Sabine Pass LNG, L.P. (the “Registrant”) pursuant to the prospectus contained in Amendment No. 1 to the Registrant’s Registration Statement on Form S-4 (SEC File No. 333-138916) filed today with the Securities and Exchange Commission (the “Commission”), this letter will confirm the following:

(1) The Registrant is registering the Exchange Offer in reliance upon the position of the Staff of the Commission set forth in the no-action letters issued to: (i) Exxon Capital Holdings Corporation (avail. May 13, 1988); (ii) Morgan Stanley & Co. Incorporated (avail. June 5, 1991) and (iii) Shearman & Sterling (avail. July 2, 1993) (collectively, the “No-Action Letters”).

(2) The Registrant has not entered into any arrangement or understanding with any person to distribute either the 7 1/4% Senior Secured Notes due 2013 or the 7 1/2% Senior Secured Notes due 2016 to be received in the Exchange Offer (collectively, the “New Notes”) in exchange for the Registrant’s outstanding 7 1/4% Senior Secured Notes due 2013 or the 7 1/2% Senior Secured Notes due 2016 (collectively, the “Old Notes”) and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in the ordinary course of its business, is not participating in and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Registrant will make each person participating in the Exchange Offer aware that if such person is participating in the Exchange Offer with the intention of participating in any manner in a distribution of the New Notes, such person (i) could not rely on the Staff position set forth in the No-Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. The Registrant acknowledges that such a secondary resale for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

(3) A broker-dealer may participate in the Exchange Offer with respect to Old Notes acquired for its own account as a result of market-making or other trading activities; provided, that the broker-dealer has not entered into any arrangement or understanding with the Registrant or an affiliate of the Registrant to distribute the New Notes and the Registrant (i) will make each person participating in the Exchange Offer aware (through the Prospectus for the Exchange

Securities and Exchange Commission

January 10, 2007

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Offer) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in paragraph (2) above in connection with any resale of such New Notes, and (iii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a provision providing that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The transmittal letter to be executed by the exchange offeree in order to participate in the Exchange Offer includes a representation to the effect that by accepting the exchange offer, the exchange offeree represents that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.

SABINE PASS LNG, L.P.

By:	Sabine Pass LNG-GP, Inc., its general partner

By:	/s/ Don A. Turkleson
Name:	Don A. Turkleson
Title:	Chief Financial Officer